SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2024

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

90, Buljeong-ro,

Bundang-gu, Seongnam-si,

Gyeonggi-do,

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 8, 2024
KT Corporation

By:	/s/ Youngkyoon Yun
Name: Youngkyoon Yun
Title: Vice President

By:	/s/ Sanghyun Cho
Name: Sanghyun Cho
Title: Director

Decision to Retire Treasury Shares

	1. Estimated number of shares to be retired	715,985 common shares

	2. Total number of outstanding shares	257,860,760

	3. Par value per share (KRW)	5,000

	4. Estimated total amount of retirement (KRW)	27,100,032,250

	5. Buyback period for the retirement	From February 8, 2024 to May 7, 2024

	6. Method of buyback	On-exchange acquisition

	7. Expected date of retirement	-

	8. Agent for treasury share acquisition	Shinhan Securities Co.,Ltd.

	9. Date of resolution	February 7, 2024

-Attendance of outside directors	Present (No.)	8
	Absent (No.)	0

	10. Additional Details Relevant to Investment Consideration

- Legal basis of retirement of treasury shares: Article 343 Paragraph 1 of the Commercial Act

- This share retirement is to acquire and retire treasury shares within the range of earnings available for dividend according to the FY2023-FY2025 shareholder return policy, and there will be no decrease in capital.

- Item 1 above is calculated based on the closing price (KRW 37,850) of the Company’s shares on February 6, 2024, which is the day before the resolution by the Board of Directors. The number of shares to be retired and the retirement amount may change pursuant to changes in the Company’s share price.

- Item 4 above is based on the amount of retirement specified under the resolution of the Board of Directors passed on the current day.

- Details on Item 6 above are included in today’s filing of ‘Decision to Acquire Treasury Shares’.

- Regarding Item 7, all treasury stocks acquired will be fully retired, and details are included in today’s filing of ‘Decision to Acquire Treasury Shares’.